The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

April 28, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Amendment of Forecast for Financial Results (Ordinary income) of FY2005</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Tsukasa Tanigawa
Title: Joint General Manager

April 28, 2006

The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results (Ordinary income) of FY2005

The Sumitomo Trust & Banking Co., Ltd. hereby announces that mainly due to the increase of income on Fees and commissions, its forecast for the financial results (Ordinary income) of the fiscal year 2005 ending March 31, 2006 (hereinafter "FY2005") is amended as follows.

In addition, there is no amendment on Net operating profit and Net income.

1. Amendment of Forecast for Financial Results of FY2005 (For the period from Apr. 1, 2005 to Mar. 31, 2006)

	Billions of Yen	
	Consolidated	Non-consolidated
	Ordinary income	Ordinary income
Previous forecast (A)	730.0	500.0
Amended forecast (B)	**790.0**	**560.0**
Change (B) - (A)	+60.0	+60.0
Change (%)	+8%	+12%

Forecast is subject to change.

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654